As filed with the Securities and Exchange Commission on December 15, 2008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

(Amendment No. 1)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

METABASIS THERAPEUTICS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 Par Value Per Share,

With an Exercise Price Equal to or Greater Than $1.50 Per Share

(Title of Class of Securities)

59101M105

(CUSIP Number of Class of Securities (Underlying Common Stock))

Mark D. Erion, Ph.D.

President, Chief Executive Officer and Chief Scientific Officer

Metabasis Therapeutics, Inc.

11119 North Torrey Pines Road

 La Jolla, California 92037

(858) 587-2770

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Frederick T. Muto, Esq.

Jason L. Kent, Esq.

Cooley Godward Kronish LLP

4401 Eastgate Mall

San Diego, California 92121

(858) 550-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$866,663	$34.06

*

Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that all option grants to purchase the issuer’s common stock that are eligible for exchange will be exchanged for new option grants and cancelled pursuant to this offer. These option grants cover 2,848,093 shares of the issuer’s Common Stock and have a value of $866,663, calculated using the Black-Scholes method, as of December 5, 2008.

**

The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $39.30 per million of the aggregate amount of the transaction value. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used for any other purpose.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: $34.06	Filing Party: Metabasis Therapeutics, Inc.
	Form or Registration No.: 005-80372	Date Filed: December 9, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

SCHEDULE TO

(AMENDMENT NO. 1)

This Amendment No. 1 to Schedule TO amends and supplements the Schedule TO filed with the Securities and Exchange Commission on December 9, 2008 (the “Schedule TO”), in connection with the offer by Metabasis Therapeutics, Inc. (the “Company”) to exchange certain stock options to purchase shares of the Company’s common stock, par value $0.001 per share, with exercise prices equal to or greater than $1.50 per share, for replacement options to purchase an equivalent number of shares of the Company’s common stock to be granted under the Company’s 2001 Amended and Restated Equity Incentive Plan, as amended, at a fixed exercise price per share that is equal to the greater of (i) $1.00 or (ii) the fair market value of our common stock on the date the replacement options are granted, upon the terms and conditions set forth in the Offer to Exchange Outstanding Options to Purchase Common Stock dated December 8, 2008, as amended and supplemented.

ITEM 12. EXHIBITS.

Exhibit Number	Description

99.(a)(1)(A)*	Offer to Exchange Outstanding Options to Purchase Common Stock, dated December 8, 2008.

99.(a)(1)(B)*	Form of Election Form.

99.(a)(1)(C)*	Form of Notice of Withdrawal.

99.(a)(1)(D)*	Form of Confirmation of Receipt of Election Form.

99.(a)(1)(E)*	Form of Confirmation of Receipt of Notice of Withdrawal.

99.(a)(1)(F)*	Form of E-Mail Reminder of Expiration Date.

99.(a)(1)(G)	E-Mail dated December 2, 2008 from Paul K. Laikind Ph.D. to holders of Eligible Option Grants, filed with the SEC on Schedule TO-C on December 3, 2008 and incorporated herein by reference.

99.(a)(1)(H)*	E-Mail dated December 8, 2008 from Metabasis’ stock administration department to holders of Eligible Option Grants.

99.(a)(1)(I)	Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed with the SEC on March 17, 2008 and incorporated herein by reference.

99.(a)(1)(J)	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008, filed with the SEC on May 2, 2008 and incorporated herein by reference.

99.(a)(1)(K)	Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008, filed with the SEC on August 11, 2008 and incorporated herein by reference.

99.(a)(1)(L)	Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008, filed with the SEC on November 10, 2008 and incorporated herein by reference.

99.(a)(1)(M)	Amendment No. 1 to Offer to Exchange Outstanding Options to Purchase Common Stock, dated December 15, 2008.

99.(a)(1)(N)

E-Mail dated December 15, 2008 from Metabasis’ stock administration department to holders of Eligible Option Grants providing notice of Amendment No. 1 to Offer to Exchange Outstanding Options to Purchase Common Stock.

99.(a)(2)	not applicable.

99.(a)(3)	not applicable.

99.(a)(4)	not applicable.

99.(a)(5)	not applicable.

99.(b)	not applicable.

99.(d)(1)

Metabasis Therapeutics, Inc. Amended and Restated 2001 Equity Incentive Plan and Form of Stock Option Agreement thereunder, filed as Exhibit 10.2 to Metabasis’ Annual Report on Form 10-K, filed with the SEC on March 13, 2007 and incorporated herein by reference.

99.(g)	not applicable.

99.(h)	not applicable.

*                                         Previously filed with the Schedule TO filed with the Securities and Exchange Commission on December 9, 2008, and incorporated herein by reference.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2008

METABASIS THERAPEUTICS, INC.
By:	/s/ Mark D. Erion
Mark D. Erion, Ph.D.
President, Chief Executive Officer and Chief Scientific Officer

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INDEX OF EXHIBITS

Exhibit Number	Description
99.(a)(1)(A)*	Offer to Exchange Outstanding Options to Purchase Common Stock, dated December 8, 2008.

99.(a)(1)(B)*	Form of Election Form.

99.(a)(1)(C)*	Form of Notice of Withdrawal.

99.(a)(1)(D)*	Form of Confirmation of Receipt of Election Form.

99.(a)(1)(E)*	Form of Confirmation of Receipt of Notice of Withdrawal.

99.(a)(1)(F)*	Form of E-Mail Reminder of Expiration Date.

99.(a)(1)(G)	E-Mail dated December 2, 2008 from Paul K. Laikind Ph.D. to holders of Eligible Option Grants, filed with the SEC on Schedule TO-C on December 3, 2008 and incorporated herein by reference.

99.(a)(1)(H)*	E-Mail dated December 8, 2008 from Metabasis’ stock administration department to holders of Eligible Option Grants.

99.(a)(1)(I)	Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed with the SEC on March 17, 2008 and incorporated herein by reference.

99.(a)(1)(J)	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008, filed with the SEC on May 2, 2008 and incorporated herein by reference.

99.(a)(1)(K)	Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008, filed with the SEC on August 11, 2008 and incorporated herein by reference.

99.(a)(1)(L)	Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008, filed with the SEC on November 10, 2008 and incorporated herein by reference.

99.(a)(1)(M)	Amendment No. 1 to Offer to Exchange Outstanding Options to Purchase Common Stock, dated December 15, 2008.

99.(a)(1)(N)

E-Mail dated December 15, 2008 from Metabasis’ stock administration department to holders of Eligible Option Grants providing notice of Amendment No. 1 to Offer to Exchange Outstanding Options to Purchase Common Stock.

99.(a)(2)	not applicable.

99.(a)(3)	not applicable.

99.(a)(4)	not applicable.

99.(a)(5)	not applicable.

99.(b)	not applicable.

99.(d)(1)

Metabasis Therapeutics, Inc. Amended and Restated 2001 Equity Incentive Plan and Form of Stock Option Agreement thereunder, filed as Exhibit 10.2 to Metabasis’ Annual Report on Form 10-K, filed with the SEC on March 13, 2007 and incorporated herein by reference.

99.(g)	not applicable.

99.(h)	not applicable.

*                                         Previously filed with the Schedule TO filed with the Securities and Exchange Commission on December 9, 2008, and incorporated herein by reference.

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